Exhibit 99.1

BOS Announces the Appointment of Osnat Gur as Board Chair and Avi Dadon as Independent Director

RISHON LE ZION, Israel, March 19, 2025 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a global integrator of supply chain technologies, today announced the appointment of Osnat Gur, currently an independent director at BOS, as Board Chair, and Avi Dadon, former Head of Procurement for the Israeli Ministry of Defense, as a new independent director.

Osnat Gur – Board Chair

Ms. Gur has served on BOS’ Board of Directors since 2021 and brings extensive management experience in B2B marketing, technology, and manufacturing. She previously held key leadership positions, including:

●	CEO of Oz Global B2B, a global B2B marketing agency.

●	CEO of Tadbik TAT, an RFID technology company.

●	CEO of Anlit Ltd., a producer of high-quality children’s dietary supplements.

●	Deputy CEO of Altman Health, a leading provider of dietary supplements.

In addition to her role at BOS, Ms. Gur serves as a board director in multiple Israeli companies. She holds an M.A. in Organizational Sociology from Tel Aviv University and a B.A. in Behavioral Sciences from Bar-Ilan University.

Avi Dadon – Independent Director

Mr. Dadon was the Head of Procurement for the Israeli Ministry of Defense from 2017 to 2023, overseeing procurement and production operations for the Israeli Defense Forces (IDF). He brings extensive expertise in defense procurement, supply chain management, and logistics.

A retired Colonel with 28 years of military service, Mr. Dadon holds:

●	M.Sc. in Logistics Management from Florida Institute of Technology.

●	B.A. in Economics and Society from Bar-Ilan University.

●	Wexner Senior Leadership Program at Harvard University.

●	Governance and Directors Course at Tel Aviv University.

“I am grateful for the confidence of my fellow Board members in appointing me as Chair, and I look forward to working closely with BOS’ leadership team to drive growth in revenue and earnings for the benefit of our stockholders,” said Osnat Gur. “Additionally, I am excited to welcome Avi to our Board and look forward to leveraging his decades of experience with the IDF and Ministry of Defense procurement to support BOS’ continued success.”

About BOS Better Online Solutions Ltd.

BOS integrates cutting-edge technologies to streamline and enhance supply chain operations across three specialized divisions:

●	Intelligent Robotics Division: Automates industrial and logistics inventory processes through advanced robotics technologies, improving efficiency and precision.

●	RFID Division: Optimizes inventory management with state-of-the-art solutions for marking and tracking, ensuring real-time visibility and control.

●	Supply Chain Division: Integrates franchised components directly into customer products, meeting their evolving needs for developing cutting-edge products.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Moreover, in response to extensive rocket attacks by Hezbollah on Israel, Israel has launched a military campaign in Lebanon. The clash between Israel and Hezbollah in Lebanon, may escalate in the future into a greater regional conflict. It is currently not possible to predict the duration or severity of the ongoing conflicts or their long term effects on our business, operations and financial conditions. The ongoing conflicts are rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

BOS undertakes no obligation to publicly update or revise any forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

For additional information, contact:

Matt Kreps, Managing Director

Darrow Associates

+1-214-597-8200

mkreps@darrowir.com

Eyal Cohen, CEO

+972-542525925

eyalc@boscom.com